September 6, 2006


By facsimile to (212) 687-3523 and U.S. Mail

Mr. Damien R. Tanaka
President and Chief Executive Officer
General Devices, Inc.
153 Greenwood Avenue
Bethel, CT 06801

Re:	General Devices, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed August 14, 2006
File No. 333-132722
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005
and Exchange Act Reports
File No. 0-3125

Dear Mr. Tanaka:

	We reviewed the filings and have the comments below.

SB-2

General

1. Please ensure that your future amendments include updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

Prospectus Summary, page 1
Merger of GDI and Aduromed, page 3

2. Disclose up front that officers are selling shares under this registration statement.

3. Disclose the consideration issued in the merger, including the aggregate number of shares of common and preferred stock issued. Disclose the basis for the conversion price of $0.37883 shares.
4. In the third paragraph, disclose the number of warrants and preferred shares the investors group received in the October 2005 and
January 2006 financings. Disclose how much they invested in each financing and what the proceeds were used for. Disclose the conversion prices of the warrants and preferred stock and disclose the discount that these prices represented from your stock price.

5. Disclose the number of common shares the investor group would own if they converted all warrants and shares of preferred stock.

6. Clarify whether you used a placement agent in this transaction and if so, identify the agent and disclose the compensation you paid for its services.

Post Merger Issuance of GDI`s Series B Preferred Stock and
Warrants,
page 3

7. Clarify whether the purchasers under the September 30, 2005 securities purchase agreement are the same members of the Investors
Group.

8. Disclose the number of common shares the investors under this agreement would own if they converted all warrants and shares of preferred stock.

9. Clarify whether you used a placement agent in this transaction and if so, identify the agent and disclose the compensation you paid for its services.

10. Provide similar disclosure in response to these comments under "Placement by Aduromed of its Series A Preferred" on page 4.

Summary Financial and Operating Information, page 5

11. Please tell us what consideration you gave to providing interim information, in addition to annual information, in this section of your filing.

Risk Factors, page 6
Dependence on principal customers, page 8

12. Please identify the customer that accounted for 60% of your
2005
revenues.





Control by holders of Series A and B Preferred Stock, page 8

13. The phrase "would collectively own not less than 51% of the outstanding Common Stock" is confusing. Please revise to disclose the approximate percentage the holders would own if all shares were converted and all warrants were exercised.

Outstanding Series A Preferred Stock, Series B Preferred Stock, options and warrants..., page 10

14. It appears if all outstanding options, warrants and shares were exercised and converted, they would represent significantly more than
74% of your outstanding common stock. Please tell us how you calculated this percentage.

Use of Proceeds, page 11

15. Revise to reduce the amount of proceeds you will receive to reflect the removal of the warrants held by Crown Capital and Pacific
International from the registration statement.

Plan of Distribution, page 12

16. As requested in prior comment 3, disclose in this section and the selling holders section that GDI`s promoters or affiliates and their transferees are underwriters. Please identify which selling shareholders fall into this category.

Certain Relationships and Related Transactions, page 43
Prior Transactions with Officers of the Company and Aduromed, page
44

17. Please disclose the use of proceeds of the loans from Messers.
Meyer.

18. We note your response to prior comment 44. Tell us supplementally why disclosure of the guarantee is not required under
Item 404 of Regulation S-B.

Management`s Discussion and Analysis, page 45

19. We note your response to comment 30 from our previous comment letter dated June 7, 2006. Please revise to provide an analysis of results of operations and financial condition for your annual periods and your most recent interim period and the comparable period from the prior year. Please refer to Item 303(b)(2) of Regulation S-B.

20. We note your analysis of cash flows on page 47. Please expand your analysis of net cash used in operating activities to provide some insight into the underlying reasons behind significant changes in your working capital that are reflected on your statements of cash flows. For example, your accounts receivable and accounts payable both appear to have decreased significantly during the year ended December 31, 2005 and increased significantly during the six months ended June 30, 2006. Additionally, when you address the increase in your accounts receivable for the six months ended June 30, 2006, please clarify to your readers why there has not been a corresponding increase in your allowance for doubtful accounts.

Executive Compensation, page 47

21. Please provide the executive compensation information as set forth in the table in Item 402 of Regulation S-B. Please include the table under the caption for executive compensation instead of directors` compensation.

Financial Statements

General Devices Inc. Financial Statements for the Period Ended
March
31, 2006
Unaudited Consolidated Statements of Cash Flows, page F-6

22. We note you are reflecting a $600,000 outflow of cash labeled as
"acquisition of shell company" within your cash flows from financing activities. We also note your disclosure in MD&A Financial Condition within the related Form 10-QSB stating that Aduromed purchased a controlling equity interest in GDI for $600,000. Based on the disclosures throughout your Form SB-2, we understand that you acquired the vast majority of your controlling interest in GDI through a non-cash stock exchange, and that this $600,000 cash outflow represents your acquisition of an incremental number of GDI shares from one of GDI`s former shareholders. If our understanding is correct, please revise the caption on your cash flow statement and your disclosure in MD&A Financial Condition to clarify this matter, as we believe that your current cash flow statement caption and explanation in MD&A Financial Condition may be confusing to your readers.

Note 3 - Summary of Significant Accounting Policies - Earnings
(Loss)
per Common Share, page F-8

23. We note your response to comment 46 from our previous comment letter dated June 7, 2006, and the resulting revision to Aduromed`s
December 31, 2005 financial statements. It is unclear to us why you have not added a similar disclosure to your interim financial statements, since we understand that your Series A and Series B Preferred Stock are both convertible. Please revise. Please also revise Note 5 - Preferred Stock to clarify, if true, that your Series
A and Series B Preferred Stock are convertible. In this regard, we note your discussion of the conversion terms on page 28.

24. We note your response to comment 47 from our previous comment letter dated June 7, 2006. Please refer to Issues 4 and 5 from EITF
03-6. Your conclusion that your preferred stock is not a participating security because it does not share in company losses is unclear to us. Please help us to understand why your preferred stock is not a participating security, or if your preferred stock is a participating security, please provide the disclosure that we previously requested.

Note 7 - Stock Options and Warrants, page F-13

25. We note your response to comment 54 from our previous comment letter dated June 7, 2006, including your statement that there is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Please explain this statement to us in more detail.
In this regard, we read on page 29 that both the exercise price and the number of shares of common stock may be adjusted for certain events such as the issuance of shares of common stock for a price less than the exercise price. It is therefore unclear to us that there is a limit on the number of shares into which the warrants may be converted.

Aduromed Corporation Financial Statements for the Year Ended
December
31, 2005

Note 2 - Summary of Significant Accounting Policies
Business Combination, page F-23

26. We note your response to comments 49 and 50 from our previous comment letter dated June 7, 2006, and the revisions to your footnote. We also note your disclosures concerning these transactions in your Form 8-K filed March 23, 2006. The substance of these transactions and your accounting for them remains unclear to us. We have the following comments:

* Please provide us with a detailed analysis of the substance of and accounting for each of the transactions discussed in this footnote.
* Please clearly indicate which transactions, if any, resulted in goodwill.
* Please help us to better understand the restatement of your December 31, 2004 financial statements, including which transaction(s) the previously recorded goodwill related to and how you determined that it should not have been recorded.
* Please explain to us in more detail how you accounted for the acquisition of Mssrs. Augustin and Bucci`s interests in Automated Process, LLC, including your payment of 3% of sales of certain products to them over the three year period subsequent to the closing. In this regard, we note that your previous draft of the Form SB-2 stated that this payment to them was included in cost of sales in the periods that the related revenues were recognized; however, your response to our previous comment 50 appears to imply that these payments were recorded as goodwill.

Revenue Recognition, page F-24

27. We note your response to comment 51 from our previous comment letter dated June 7, 2006. It remains unclear to us that it is appropriate for you to recognize revenues under the percentage of completion method. To help us better understand your accounting, please provide us with a detailed analysis of your and your customers` rights to work-in-progress as the work progresses. Refer to paragraph 22 of SOP 81-1. Please clarify in your response whether you will be paid for all work you have completed if the contract for one of your autoclave machines is cancelled before the machine is completed, and which party has rights to the partially-completed product. Please clarify what happens if a contract is cancelled when you are at one of the milestones in your billing policy, and what happens if a contract is cancelled between milestones.

28. We reissue comment 52 from our previous comment letter dated
June
7, 2006. Notwithstanding your billing policy, if you have customer acceptance provisions, it is unclear to us that it would be appropriate for you to recognize any revenue for a sale until this customer acceptance occurs. Please provide us with a detailed explanation of the customer acceptance provisions that you refer to in the final milestone of your billing policy, and tell us how you determined that it was appropriate to recognize revenue prior to customer acceptance. Refer to SAB Topic 13A(3)(b).

Note 5 - Common Stock, page F-28

29. We note your response to the second bullet point of comment 55 from our previous comment letter dated June 7, 2006, including the revisions to your footnote. We have the following comments:

* We note your statements in Note 5 and Note 6 that you issued common stock and detachable warrants in conjunction with this convertible debt, and that the estimated value of the stock and warrants was amortized to interest expense over the lives of the loans. Based on these statements, it is unclear to us why your disclosure of interest on the convertible notes discussed in Note 5 only includes interest paid in cash, and not interest paid in common stock and warrants. Please advise or revise.
* As previously requested, please discuss either here or in MD&A why you needed to pay such a high rate of interest on these borrowings, as the value of the stock and warrants issued in conjunction with these convertible notes appears to indicate an interest rate of more than 100% per annum.

30. We note your response to comment 56 from our previous comment letter dated June 7, 2006. Please provide us with a detailed explanation of how you determined that the "perceived value then being negotiated with potential investors in Aduromed" represented the fair value of the stock awarded to your president as compensation for services. In this regard, please clarify whether an actual transaction occurred in which an investor purchased stock in Aduromed for $0.53 per share on or around September 29, 2005. If a stock sale was not consummated at this price, please help us to understand how the price from an unconsummated transaction represents fair value, or how you otherwise determined that your methodology for valuing this award of stock compensation was appropriate under SFAS 123R.

Pro Forma Consolidated Financial Statements, page F-47

31. Please tell us how you determined that you did not need to provide an interim pro forma income statement. In this regard, we note that the merger occurred on January 23, 2006. Refer to Article
11-02(c)(2)(i) of Regulation S-X.


Form 10-QSB for the Period Ended June 30, 2006

Exhibit 31.1 and 31.2

32. Please amend your filing to provide certifications that comply with Item 601(b)(31) and our Release 33-8238. In this regard, your current certifications are missing paragraphs 4(d) and 5. Please revise.








Closing

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,



					     Jennifer R. Hardy
					     Legal Branch Chief

cc:	James R. Rae, Esq.



Mr. Damien R. Tanaka
September 6, 2006
Page 8








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE